

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2018

Lyle Probst
Chief Executive Officer
DataSight Corporation
2451 South Buffalo Dr., Suite 105
Las Vegas, NV 89177

      Re: DataSight Corporation
          Preliminary Proxy Statement on Schedule 14A
          Filed August 23, 2018
          File No. 000-54146

Dear Mr. Probst:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Electronics and Machinery

cc: Steven J. Davis, Esq.